

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2024

Fernando Fernandez
Chief Financial Officer
UNILEVER PLC
100 Victoria Embankment
London, England

> **Re: UNILEVER PLC**
> **Form 20-F for the Year Ended December 31, 2023**
> **Filed March 14, 2024**
> **File No. 001-04546**

Dear Fernando Fernandez:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services